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March 12, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549-4628
Attention: H. Roger Schwall

  Re:
  Golden Minerals Company
  Registration Statement on Form S-1
  Amendment No. 5 filed March 12, 2010
  File No. 333-162486

Dear Mr. Schwall:

        On behalf of Golden Minerals Company (the "Company"), enclosed is a copy of the changed pages in Amendment No. 5 to the Registration Statement filed on March 12, 2010, marked to reflect the cumulative changes from Amendment No. 4 to the Registration Statement, which was filed on February 22, 2010.

        The changes reflected in Amendment No. 5 to the Registration Statement are responsive to a comment raised by the Staff during telephone discussions on March 10 and 11. Specifically, the Company has revised the cover page of the prospectus to indicate that the offering is expected to be priced within a fixed price range. In addition, the Company has used the mid-point of the price range as the estimated offering price throughout the prospectus and has updated related disclosure regarding anticipated proceeds from the offering.

        In addition to the foregoing changes, Amendment No. 5 contains revisions that are responsive to comments from the Ontario Securities Commission. These changes include the following:

  •
  The addition of the name of the selling stockholder on the cover page;

  •
  Minor changes to ensure consistency in disclosure regarding the Sumitomo management services agreement (pages 10, 30 and 56);

  •
  An additional sentence in the "Cautionary Note Regarding Forward-Looking Statements" to comply with specific Canadian disclosure requirements (page 17); and

  •
  An additional sentence in "Use of Proceeds" to clarify that the use of proceeds analysis is exclusive of amounts that may be received from Sentient upon exercise of its pre-emptive right (page 18).

        Should you require further clarification of any of the matters raised in this letter, please contact the undersigned at (303) 892-7348.

                      Sincerely,

                      /s/ BRIAN BOONSTRA

                      Brian Boonstra
                                  for
                       DAVIS GRAHAM & STUBBS LLP